SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

IMPERIAL OIL LIMITED

(Name of Subject Company (Issuer))

IMPERIAL OIL LIMITED

(Filing Person(s) (Offeror(s))

Common Stock, without par value

(Title of Class of Securities)

453038408

(CUSIP Number of Class of Securities)

Ian Laing

Vice-President, General Counsel and Corporate Secretary

505 Quarry Park Boulevard S.E.

Calgary, Alberta

Canada T2C 5N1

(800) 567-3776

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East

21st Floor

Los Angeles, California 90067

(310) 712-6603

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 6, 2022 (“Schedule TO”), relating to an offer by Imperial Oil Limited, a Canadian corporation (the “Company”), to purchase a number of shares of its common stock, without par value (the “Shares”), for an aggregate purchase price not exceeding C$2,500,000,000, at a purchase price not less than C$62.00 and not more than C$78.00 per Share, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 6, 2022 (the “Offer to Purchase”), together with the accompanying issuer bid circular (the “Issuer Bid Circular”), and in the related Letter of Transmittal and Notice of Guaranteed Delivery (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information in the Schedule TO, including all exhibits to the Schedule TO, which were previously filed with the Schedule TO or any amendment thereto, is incorporated herein by reference in response to Items 1 through 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported on the Schedule TO. All capitalized terms used but not specifically defined in this Amendment shall have the meanings given to such terms in the Offer to Purchase and the Issuer Bid Circular. The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

ITEMS 1 THROUGH 11.

(1) The second paragraph on the cover page of the Offer to Purchase is hereby amended as follows:

“This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer (as defined below) is not being made to Shareholders (as defined below) in any jurisdiction in which the making of the Offer would not be in compliance with the laws of such jurisdiction. However, Imperial Oil Limited may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and to extend the Offer to Shareholders in such jurisdiction.”

(2) The sixth full paragraph on page iii of the Offer to Purchase is hereby amended as follows:

“The Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “IMO” and have unlisted trading privileges on the NYSE American LLC (“NYSE American”) under the symbol “IMO”. On April 28, 2022, the last full trading day prior to the date of announcement of the Company’s intention to make the Offer, the closing price of the Shares on the TSX was $64.12 per Share and US$50.08 per Share on NYSE American. The lowest price that the Company may pay for Shares pursuant to the Offer is $62.00 per Share, which is below the market price of the Shares on April 28, 2022. During the twelve months ended May 2, 2022, the closing prices of the Shares on the TSX have ranged from a low of $31.43 to a high of $65.17 per Share and on the NYSE American have ranged from a low of US$24.48 to a high of US$51.64 per Share.”

(3) The first sentence of the second paragraph under the subheading “Documents Incorporated by Reference” on page v of the Offer to Purchase is hereby amended as follows:

“All documents of the Company of the type referred to above (excluding confidential material change reports, if any) and business acquisition reports that it files with the securities regulatory authorities in Canada after the date of this Offer and prior to the termination of the Offer shall be deemed to be incorporated by reference in this Offer and the Company shall file an amendment to the Schedule TO filed with the SEC in connection with the Offer to include such documents as exhibits to its Schedule TO.”

(4) The fourth paragraph labeled “Trading Information” on page 8 of the Offer to Purchase is hereby amended as follows:

“On April 28, 2022, the last full trading day prior to the date of announcement of the Company’s intention to make the Offer, the closing price of the Shares on the TSX was $64.12 per Share and US$50.08 per Share on NYSE American. The lowest price that the Company may pay for Shares pursuant to the Offer is $62.00 per Share, which is below the market price of the Shares on April 28, 2022. During the 12-month period ended May 2, 2022, the closing prices of the Shares on the TSX has ranged from a low of $31.43 to a high of $65.17, and the closing prices of the Shares on NYSE American has ranged from a low of US$24.48 to a high of US$51.64. See Section 4 of the Circular, “Price Range of Shares.”

(5) The first paragraph under the subheading “Withdrawal Rights” on page 16 of the Offer to Purchase is hereby amended as follows:

“Except as otherwise provided in this Section, deposits of Shares pursuant to the Offer will be irrevocable. Shares deposited pursuant to the Offer may be withdrawn by the Shareholder (a) at any time if the Shares have not been taken up by the Company before actual receipt by the Depositary of a notice of withdrawal in respect of such shares, (b) at any time before the expiration of ten (10) days from the date that a notice of change or variation (unless (i) the variation consists solely of an increase in the consideration offered for those Shares pursuant to the Offer where the time for deposit is not extended for greater than ten (10) days, or (ii) the variation consists solely of the waiver of a condition of the Offer) has been given in accordance with Section 8, “Extension and Variation of the Offer”; or (c) at any time if the Shares have been taken up but not paid for by the Company within three (3) Business Days of being taken up.” In addition, pursuant to Rule 13e-4(f) under the Exchange Act, Shares may also be withdrawn after July 6, 2022, which is the 40th business day after the date of the commencement of the Offer, unless such Shares have already been accepted for payment by the Company pursuant to the Offer and not validly withdrawn.”

An identical change will be made under the subheading “Withdrawal Rights” on page 7 of the Offer to Purchase to delete clause (i) of the parenthetical in the Offer to Purchase.

(6) The first paragraph under the subheading “7. Certain Conditions of the Offer” on page 17 of the Offer to Purchase is hereby amended as follows:

“Notwithstanding any other provision of the Offer, the Company shall not be required to accept for purchase, to purchase or, subject to any applicable rules or regulations, to pay for any Shares deposited, and may terminate, cancel or amend the Offer or may postpone the payment for Shares deposited, if, at any time before the Expiration Date, any of the following events shall have occurred (or shall have been determined by the Company to have occurred) which, in the Company’s sole judgment, acting reasonably, in any such case, makes it inadvisable to proceed with the Offer or with such acceptance for purchase or payment:”

(7) Condition (a) under the subheading “7. Certain Conditions of the Offer” on pages 17 – 18 of the Offer to Purchase is hereby amended as follows:

“there shall have been threatened, taken or pending any action, suit or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other Person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction (i) challenging or seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of some or all of the Shares by the Company or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) seeking material damages or that otherwise, in the sole judgment of the Company, acting reasonably, has or may have a material adverse effect on the Shares, or the business, income, assets, liabilities, condition or position (financial or otherwise), properties, operations, results of operations or prospects of the Company and its subsidiaries taken as a whole;”

(8) Condition (c) under the subheading “7. Certain Conditions of the Offer” on page 18 of the Offer to Purchase is hereby amended as follows:

“there shall have occurred (i) any general suspension of trading in securities on any securities exchange or in the over-the-counter market in Canada or the United States, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States (whether or not mandatory), (iii) a natural disaster or the commencement of a war, armed hostilities, act of terrorism or other international or national calamity directly or indirectly involving Canada or the United States, (iv) any limitation (whether or not mandatory) by any government or governmental authority or regulatory or administrative agency or any other event that, in the sole judgment of the Company, acting reasonably, might affect the extension of credit by banks or other lending institutions, (v) a decrease in excess of 10% of the market price of the Shares on the TSX or the NYSE American since the close of business on May 2, 2022, (vi) any change in the general political, market, economic or financial conditions (including, without limitation, any change in commodity prices) that, in the sole judgment of the Company, acting reasonably, has or may have a material adverse effect on the Company’s or its subsidiaries’, taken as a whole, business, operations or prospects or the trading in, or value of, the Shares, including but not limited to any such changes relating to the evolving COVID-19 novel coronavirus pandemic and health crisis and governmental and regulatory actions taken in response thereto, or (vii) any decline in any of the S&P/TSX Composite Index, the Dow Jones Industrial Average or the S&P 500 Index by an amount in excess of 10%, measured from the close of business on May 2, 2022; (viii) any material change in the short-term or long-term interest rates in Canada or the United States; or (ix) in the case of any of the foregoing existing at the time of the commencement of the Offer, an acceleration or worsening thereof;”

(9) Condition (f) under the subheading “7. Certain Conditions of the Offer” on page 18 of the Offer to Purchase is hereby deleted.

(10) Condition (i) under the subheading “7. Certain Conditions of the Offer” on page 18 of the Offer to Purchase is hereby deleted.

(11) The second to last paragraph under the subheading “7. Certain Conditions of the Offer” on page 19 of the Offer to Purchase is hereby deleted and replaced as follows:

“The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in its sole discretion, acting reasonably, or may be waived by the Company, in its sole discretion, in whole or in part at any time, provided that the conditions listed in clause (i) above are not waivable by the Company. Any determination by the Company concerning the events described in this Section 7 shall be final and binding on all parties.”

(12) The first sentence of the second paragraph under the subheading “8. Extension and Variation of the Offer” on page 19 of the Offer to Purchase is hereby deleted and replaced as follows:

“If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by applicable Canadian securities laws, the rules of the SEC under the Exchange Act and the interpretations thereunder. Pursuant to applicable United States securities laws, the minimum period during which an offer must remain open following material changes in the terms of an offer or information concerning an offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes and the appropriate manner of dissemination. In a published release, the SEC has stated that, in its view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to security holders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum period of ten business days may be required to allow for adequate dissemination to security holders and investor response.”

(13) The first paragraph under the subheading “9. Taking Up and Payment for Deposited Shares” is hereby deleted and replaced as follows:

“The Company will comply with both Canadian and U.S. regulations governing the timing for acceptance of and payment for Shares. Under Canadian regulations, upon the terms and provisions of the Offer (including proration) and subject to and in accordance with applicable securities laws, the Company is required to take up and pay for Shares properly deposited and not withdrawn under the Offer in accordance with the terms thereof as soon as practicable after the Expiration Date, but in any event not later than ten days after the Expiration Date, provided that the conditions of the Offer (as the same may be varied) have been satisfied or waived. Any Shares taken up must be paid for as soon as reasonably practicable, but in any event no later than three (3) Business Days after they are taken up in accordance with applicable Canadian securities laws. Pursuant to Rule 14e-1(c) under the Exchange Act, the Company is required to promptly accept for payment and promptly thereafter pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date pursuant to the Offer.”

(14) The second sentence of the fifth paragraph under the subheading “13. Other Terms” on page 22 of the Offer to Purchase is hereby amended as follows:

“The Offer is not being made to Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.”

ITEM 12.     EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)(1)(i)	Offer to Purchase, dated May 6, 2022, together with the Issuer Bid Circular.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.†

(a)(1)(v)	Summary Advertisement as published on May 6, 2022 in the Wall Street Journal.*

(a)(5)(i)	Pre-Commencement Press Release issued by the Company on April 29, 2022 (Incorporated herein by reference to the pre-commencement communication of the Company on Schedule TO, filed with the SEC on April 29, 2022).

(a)(5)(ii)	Pre-Commencement Press Release issued by the Company on April 29, 2022 (Incorporated herein by reference to the pre-commencement communication of the Company on Schedule TO, filed with the SEC on April 29, 2022).

(a)(5)(iii)	Transcript of earnings release conference call of the Company on April 29, 2022(Incorporated herein by reference to the pre-commencement communication of the Company on Schedule TO, filed with the SEC on April 29, 2022).

(a)(5)(iv)	Pre-Commencement Press Release issued by the Company on May 2, 2022 (Incorporated herein by reference to the pre-commencement communication of the Company on Schedule TO, filed with the SEC on May 2, 2022).

(d)(i)	Form of Letter relating to Supplemental Retirement Income (Incorporated herein by reference to Exhibit (10)(c)(3) of the Company’s Annual Report on Form 10-K for the year ended December 31, 1980 (File No. 2-9259)).

(d)(ii)	Deferred Share Unit Plan for Nonemployee Directors (Incorporated herein by reference to Exhibit (10)(iii)(A)(6) of the Company’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 0-12014)).

(d)(iii)	Amended Restricted Stock Unit Plan with respect to Restricted Stock Units granted in 2011 and subsequent years, as amended effective November 14, 2011 (Incorporated herein by reference to Exhibit 9.01(c)[10(iii)(A)(1)] of the Company’s Form 8-K filed on February 23, 2012 (File No. 0-12014)).

(d)(iv)	Amended Restricted Stock Unit Plan with respect to Restricted Stock Units granted in 2016 and subsequent years, as amended effective October 26, 2016 (Incorporated herein by reference to Exhibit 9.01(c)[10(iii)(A)(1)] of the Company’s Form 8-K filed on October 31, 2016 (File No. 0-12014)).

(d)(v)	Amended Short Term Incentive Program with respect to awards granted in 2016 and subsequent years, as amended effective October 26, 2016 (Incorporated herein by reference to Exhibit 9.01(c)[10(iii)(A)(1)] of the Company’s Form 8-K filed on October 31, 2016 (File No. 0-12014)).

(d)(vi)	Amended Restricted Stock Unit Plan with respect to Restricted Stock Units granted in 2020 and subsequent years, as amended effective November 24, 2020 (Incorporated herein by reference to Exhibit (10)(iii)(A)(6) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 0-12014)).

99.1	Material Change Report, dated May 6, 2022.*

107	Filing Fee Table.**

†	Included in mailing to shareholders.
*	Previously Filed.
**	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Imperial Oil Limited

By:	/s/ Ian Laing
Name: Ian Laing
Title: Vice President, General Counsel and Corporate Secretary

Date: May 18, 2022

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Offer to Purchase, dated May 6, 2022, together with the Issuer Bid Circular.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.†

(a)(1)(v)	Summary Advertisement as published on May 6, 2022 in the Wall Street Journal.*

(a)(5)(i)	Pre-Commencement Press Release issued by the Company on April 29, 2022 (Incorporated herein by reference to the pre-commencement communication of the Company on Schedule TO, filed with the SEC on April 29, 2022).

(a)(5)(ii)	Pre-Commencement Press Release issued by the Company on April 29, 2022 (Incorporated herein by reference to the pre-commencement communication of the Company on Schedule TO, filed with the SEC on April 29, 2022).

(a)(5)(iii)	Transcript of earnings release conference call of the Company on April 29, 2022(Incorporated herein by reference to the pre-commencement communication of the Company on Schedule TO, filed with the SEC on April 29, 2022).

(a)(5)(iv)	Pre-Commencement Press Release issued by the Company on May 2, 2022 (Incorporated herein by reference to the pre-commencement communication of the Company on Schedule TO, filed with the SEC on May 2, 2022).

(d)(i)	Form of Letter relating to Supplemental Retirement Income (Incorporated herein by reference to Exhibit (10)(c)(3) of the Company’s Annual Report on Form 10-K for the year ended December 31, 1980 (File No. 2-9259)).

(d)(ii)	Deferred Share Unit Plan for Nonemployee Directors (Incorporated herein by reference to Exhibit (10)(iii)(A)(6) of the Company’s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 0-12014)).

(d)(iii)	Amended Restricted Stock Unit Plan with respect to Restricted Stock Units granted in 2011 and subsequent years, as amended effective November 14, 2011 (Incorporated herein by reference to Exhibit 9.01(c)[10(iii)(A)(1)] of the Company’s Form 8-K filed on February 23, 2012 (File No. 0-12014)).

(d)(iv)	Amended Restricted Stock Unit Plan with respect to Restricted Stock Units granted in 2016 and subsequent years, as amended effective October 26, 2016 (Incorporated herein by reference to Exhibit 9.01(c)[10(iii)(A)(1)] of the Company’s Form 8-K filed on October 31, 2016 (File No. 0-12014)).

(d)(v)	Amended Short Term Incentive Program with respect to awards granted in 2016 and subsequent years, as amended effective October 26, 2016 (Incorporated herein by reference to Exhibit 9.01(c)[10(iii)(A)(1)] of the Company’s Form 8-K filed on October 31, 2016 (File No. 0-12014)).

(d)(vi)	Amended Restricted Stock Unit Plan with respect to Restricted Stock Units granted in 2020 and subsequent years, as amended effective November 24, 2020 (Incorporated herein by reference to Exhibit (10)(iii)(A)(6) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 0-12014)).

99.1	Material Change Report, dated May 6, 2022.*

107	Filing Fee Table.**

†	Included in mailing to shareholders.
*	Previously Filed.
**	Filed herewith.